Filed pursuant to Rule No. 424(b)(3)
File Number 333-109174

Prospectus Supplement No. 2
(to Prospectus dated October 14, 2003 and Prospectus
Supplement No. 1 dated December 31, 2003)

17,358,553 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 2 supplements our prospectus dated October 14, 2003 and our Prospectus Supplement No. 1 dated December 31, 2003. The prospectus and the prior prospectus supplement relate to the resale of shares of our common stock by the selling stockholders identified in the prospectus and the prior prospectus supplement (including their pledgees, donees, assignees and successors-in-interest). You should read this Prospectus Supplement No. 2 in conjunction with the prospectus and the prior prospectus supplement.

Amendments to Selling Stockholder Table

     Information relating to the TenTV Holders as of September 4, 2003 was originally set forth in the second table of selling stockholders included in the prospectus. That information was amended in Prospectus Supplement No. 1 with respect to the information related to the issuance of common stock upon redemption of the notes, which was provided as of December 31, 2003. That information, as amended, is hereby further amended as follows:

     TenTV Holders

     The following table sets forth certain information with respect to certain stockholders who hold securities we originally issued in connection with our acquisition of TT Holding Corp., also known as TenTV. Except as noted below, the information is as of September 4, 2003 (except for the information related to the issuance of common stock upon redemption of the notes, which is as of December 31, 2003). This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

		Common
		Stock	Total		Shares of
		Issued	Common	Maximum	Common Stock
	Outstanding	Upon	Beneficially	Shares	Owned
	Common	Redemption	Owned Before	Offered	After
Selling Stockholder	Stock	of Notes(1)	Offering	Hereby	Offering
Name	Number	Number	Number	Number	Number	%
Crest Communications Partners II LP (2)	4,367,955	351,305	4,719,260	4,719,260	—	—
Sachem Investments LLC (3)	1,293,041	103,996	1,397,037	1,397,037	—	—
Steve H. Harmon Revocable Trust (4)	326,526	26,261	352,787	352,787	—	—
Charles Schwab & Co. FBO Kurt R. Krauss (5)	315,376	25,365	367,408	340,741	26,667	*
Bruce Hanson (6)	310,119	24,942	335,061	335,061	—	—
Makoto Obara	204,993	16,487	221,480	221,480	—	—
Howard A. Acheson Trust FBO Michael Acheson (7)	267,018	21,475	288,493	288,493	—	—
Howard A. Acheson Trust FBO Kathryn Acheson Cooke (8)	203,943	15,402	220,345	220,345	—	—
Joseph K. Fisher	110,381	8,877	119,258	119,258	—	—
Paloma Industries, Ltd. (9)	101,971	8,202	110,173	110,173	—	—
GraceAnn LaForgia	78,844	6,341	85,185	85,185	—	—
Cooke LLC (10)	63,074	5,073	68,147	68,147	—	—
Express Charter, LLC (11)	57,819	4,650	62,469	62,469	—	—
Jeff Voge	16,408	1,319	17,727	17,727	—	—
Kevin A Grawe Revocable Trust (12)	16,408	1,319	17,727	17,727	—	—
Broadview, SLP (13)	12,614	1,015	13,629	13,629	—	—
Paul F. Deninger and Lori Anne Colella JT (14)	8,410	676	9,086	9,086	—	—
Bill Krueger	4,616	371	4,987	4,987	—	—
Sara B. Grawe Trust (15)	4,616	371	4,987	4,987	—	—
	7,764,132	623,447		8,388,579

*	less than 1%

(1)	Represents common shares issued on December 31, 2003 upon the redemption of promissory notes issued to the selling stockholders named in this table in the aggregate original principal amount of $1,059,435, at a redemption price of $1.76 per share.

(2)	Mr. James R. Kuster, managing member of Crest Communications Holdings, LLC, general partner of Crest Communications Partners II LP, holds voting and investment power over the shares listed. Mr. Kuster is a director of our company.

(3)	Mr. Kurt R. Krauss, the sole member of Sachem Investments LLC, holds investment and voting power of the shares listed. Mr. Krauss is a director of our company.

(4)	In March 2004, Mr. Steven H. Harmon, trustee of the Steven H. Harmon Revocable Trust, took assignment of the shares originally held by him individually. To our knowledge, Mr. Harmon continues to hold voting and investment power over the shares listed.

(5)	Mr. Krauss is a director of our company. The selling stockholder is the trustee of an individual retirement account for the benefit of Mr. Krauss. Beneficial ownership also includes 26,667 shares which may be obtained upon the exercise of options exercisable within 60 days of September 4, 2003.

(6)	Mr. Hanson is the former chief executive officer of TT Holding Co., which was acquired by the company in November 2002.

(7)	In February 2004, Howard A. Acheson Trust FBO Michael Acheson (also known as The Michael H. Acheson Trust) took assignment of 16,403 shares originally held by Blue Water Strategic Fund I, LLC. To our knowledge, Kristine K. Gullo, associate vice president, and Patrick J. Burns, Sr., senior vice president, of The Bank of New York (Delaware), trustee of the Howard A. Acheson Trust FBO Michael Acheson, share voting and investment control over the shares listed.

(8)	In February 2004, Howard A. Acheson Trust FBO Kathryn Acheson Cooke took assignment of 16,402 shares originally held by Blue Water Strategic Fund I, LLC. To our knowledge, David Diamond and Terry Banet of J.P. Morgan Trust of Delaware, trustee of the Howard A. Acheson Trust FBO Kathryn Acheson Cooke, share voting and investment control over the shares listed.

(9)	In February 2004, Paloma Industries, Ltd. took assignment of 8,201 shares originally held by Blue Water Strategic Fund I, LLC. To our knowledge, Toshihiro Kobayashi, President of Paloma Industries, Ltd., holds voting and investment control over the shares listed.

(10)	Kim D. Cooke, managing member of Cooke LLC, holds voting and investment power over the shares listed.

(11)	Phillip Murfin, Paul Murfin and Joe Murfin, as members of Express Charter, L.L.C., share voting and investment control over the shares listed.

(12)	In February 2004, Kevin A. Grawe, trustee of the Kevin A Grawe Revocable Trust, took assignment of the shares originally held by him individually. To our knowledge, Mr. Grawe continues to hold voting and investment power over the shares listed.

(13)	Michael Cullen, as the chief financial officer of Broadview, SLP, holds voting and investment control over the shares listed.

(14)	In February 2004, Paul F. Deninger and Lori Anne Colella JT took assignment of 9,086 shares originally held by Broadview SLP. To our knowledge, Mr. Deninger and Ms. Colella share voting and investment control over the shares listed.

(15)	In April 2004, the Sara B. Grawe Trust took assignment of the shares originally held by Steven G. Grawe. To our knowledge, Sara B. Grawe holds voting and investment control over the shares listed.

The date of this prospectus supplement is April 19, 2004.